EXHIBIT 99.2

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Company”) held on April 24, 2025 in Vancouver, British Columbia. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated March 6, 2025 (the “Circular”), which is available on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov).

Common Shares represented at the Meeting:	88,486,748
Total issued and outstanding Common Shares as at March 5, 2025 (Record Date):	103,571,507
Percentage of issued and outstanding Common Shares represented:	85.44%

1.	Set the Number of Directors at Ten

The setting of the number of directors at ten was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
88,199,207	287,540	99.68%	0.32%

2.	Election of Directors

Each of the ten nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the vote by ballot was as follows:

Director Nominee	Number of Common Shares Voted		Percentage of Votes Cast
	For	Withheld	For	Withheld
David Strang	74,403,908	1,323,320	98.25%	1.75%
Makko DeFilippo	75,019,071	708,157	99.06%	0.94%
Jill Angevine	74,107,333	1,619,895	97.86%	2.14%
Lyle Braaten	73,343,218	2,384,010	96.85%	3.15%
Steven Busby	72,987,840	2,739,388	96.38%	3.62%
Dr. Sally Eyre	74,138,186	1,589,042	97.90%	2.10%
Robert Getz	73,295,009	2,432,219	96.79%	3.21%
Chantal Gosselin	74,213,975	1,513,253	98.00%	2.00%
Faheem Tejani	74,237,166	1,490,062	98.03%	1.97%
John Wright	74,238,750	1,488,478	98.03%	1.97%

3.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
88,229,074	257,674	99.71%	0.29%

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

4.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
74,356,351	1,370,876	98.19%	1.81%

Dated this 24th day of April, 2025.

ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal

Executive Vice President, General Counsel and

Corporate Secretary

2

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada